Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Tomorrow.io Briefs WMO Community on Plans for Weather Satellite Constellation

First launches of radar-equipped satellites planned for late 2022

Boston, Jan. 10, 2021 – The Tomorrow Companies Inc. (“Tomorrow.io”), developer of a leading platform for global weather and climate security, the World Meteorological Organization (WMO), and the Coordination Group for Meteorological Satellites (CGMS) came together virtually on Dec. 14 for a robust discussion on the emerging needs, recent advancement, and potential impacts of the space-based observing system for precipitation.

In December, Tomorrow.io announced plans to list on Nasdaq through a merger with Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU). Upon closing of the transaction, Tomorrow.io’s common stock and warrants are expected to trade on Nasdaq under the new ticker symbols “TMW” and “TMWW”.

More than 100 participants heard Tomorrow.io present details on its upcoming constellation of radar-equipped weather satellites and learned about the importance of enhanced spaceborne radar coverage from international meteorological satellite data experts. The discussion took place as part of a WMO Open Consultative Platform (OCP) Innovation Webinar. OCP serves as an open, constructive, and participatory framework for addressing the grand challenges of the global weather enterprise. Precipitation is ranked the top priority out of 152 Earth observations by the intergovernmental Group on Earth Observations. On average, 60 percent of WMO member meteorological agencies lack the full capacity needed to provide observations or climate services for water.

Radar provides vital observations of precipitation and storm dynamics, informing our understanding of the global water cycle that is critical for our survival. Yet more than 5 billion people worldwide live outside of consistent radar coverage, with virtually no coverage across the oceans. This limits the ability to generate reliable weather forecasts and provide critical information about hurricanes, typhoons, floods and other extreme weather events.

Tomorrow.io’s constellation, with first launches planned for late 2022, is expected to expand radar coverage worldwide—covering each point on the globe once every hour on average, compared to the 2- to 3-day revisit rate of existing spaceborne radar missions. This dramatically improved precipitation monitoring is expected to enable better forecasts worldwide, especially in data-sparse areas that currently lack reliable forecasts.

“Precipitation is a key variable and it’s also one that is incredibly under-observed,” said Anthony Rea, WMO Director of Infrastructure, in opening remarks to the webinar. “If you look at the parts of the world where they have perhaps the greatest vulnerability to severe precipitation events, these are also areas where we also have a lack of in-situ infrastructure, generally weather radars and rain gauges. Precipitation observations ... are also key to our understanding of the climate and of the water cycle. And right now it’s a gap in our knowledge.”

Tomorrow.io recently announced it was awarded a $19.3 million contract from the U.S. Air Force to support deployment of its first four satellites. Tomorrow.io will offer data-as-a-service from its spaceborne radars to governmental agencies worldwide, while also ingesting the data into its proprietary modeling suite that powers its Weather and Climate Security Platform, which is used by hundreds of organizations to proactively manage weather-related challenges.

During the webinar, Tomorrow.io invited the global atmospheric science, meteorology and remote-sensing community to engage in an open-source collaboration to develop radar data assimilation techniques using simulated data in advance of launching the constellation.

“It was an honor to present our satellite constellation plans to the WMO and its member agencies,” said Rei Goffer, Co-founder and Chief Strategy Officer for Tomorrow.io. “We’re excited to partner with the public sector and academia to prepare for the availability of this important and impactful new global dataset.”

A webcast of the event can be viewed at: https://public.wmo.int/en/our-mandate/how-we-do-it/public-private-engagement-ppe/innovation-and-cutting-edge-activities-space.

To become part of Tomorrow.io’s weather science community and learn more about our open-source collaboration for radar data assimilation, please contact Thomas Cavett at thomas.cavett@tomorrow.io.

About Tomorrow.io

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. Fully customizable to any industry impacted by the weather, customers around the world including Uber, Delta, Ford, National Grid, and more use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale.

About Pine Technology Acquisition Corp.:

Pine Technology Acquisition Corp. is a special purpose acquisition company (SPAC) formed for the purpose of targeting one or more businesses in the insurance-related technology (InsurTech) sector for its initial business combination. Pine Technology is led by CEO and Director Christopher Longo, the Founder and CEO of tech-focused commercial insurance managing general agent and brokerage, Novum Underwriting Partners, and the former CIO and COO of AmTrust Financial Services, Inc. (AmTrust) and non-Executive Chairman Adam Karkowsky, who currently serves as the President of AmTrust. Pine Technology Acquisition Corp. was founded in December 2020 and its Units, Class A common stock and warrants are listed on the Nasdaq under the symbols PTOCU, PTOC, and PTOCW, respectively.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Tomorrow.io’s ability to scale and grow its business, including the timing of the planned satellite launches in late 2022, the expected expansion in radar coverage to be provided by Tomorrow.io’s satellites, the cash position of the combined company following closing and the timing of the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.

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